KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

British Columbia Securities Commission
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Dear Sirs:

Re: Notice of Change of Auditors of Mercator Minerals Ltd. (the "Notice")

We have read the Notice of Mercator Minerals Ltd. (the "Company") dated August 16, 2010 and are in agreement with the statements contained in such Notice, except we are not in a position to agree or disagree with the Company's Statement that there are no reportable events between the Company and BDO Canada LLP.

Yours very truly

KPMG LLP

Chartered Accountants
Vancouver, Canada
August 17, 2010